Exhibit 99.1

OPEN MARKET SALE AGREEMENTSM

October 10, 2017

JEFFERIES LLC

520 Madison Avenue

New York, New York 10022

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

SCOTIA CAPITAL (USA) INC.

250 Vesey Street

24th Floor

New York, New York 10281

Noble Capital Markets, Inc.

225 N.E. Mizner Boulevard

Suite 150

Boca Raton, Florida 33432

Ladies and Gentlemen:

Sierra Metals Inc. (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through each of Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc., as sales agent and/or, as provided in Section 3(a) and the last sentence of Section 3(b)(v), as principal (each, an “Agent” and collectively, the “Agents”), the Company’s common shares, no par value (the “Common Shares”), having an aggregate offering price of up to $55,000,000 but, in any event, comprising not more than 22,500,000 Common Shares, on the terms set forth in this agreement (this “Agreement”).

Section 1. DEFINITIONS

(a)          Certain Definitions. For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the following respective meanings:

“Affiliate” of a Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

SM “Open Market Sale Agreement” is a service mark of Jefferies LLC

“Agency Period” means the period commencing on the date of this Agreement and expiring on the earliest to occur of (x) the date on which the Agents shall have placed the Maximum Program Amount pursuant to this Agreement, (y) the date this Agreement is terminated pursuant to Section 7 and (z)July 29, 2019.

“Agent” and “Agents” have the meanings set forth in the introductory paragraph of this Agreement.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Anti-Money Laundering Laws” has the meaning set forth in Section 2(t).

“Base Prospectus” has the meaning set forth in Section 2(a).

“BVL” has the meaning set forth in Section 2(rr).

“Canadian Base Prospectus” has the meaning set forth in Section 2(a).

“Canadian Securities Laws” means all applicable securities laws in each of the Provinces and the applicable rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the applicable securities commission or securities regulatory authority in each such jurisdiction.

“Canadian Securities Regulators” has the meaning set forth in Section 2(a).

“Canadian Shelf Procedures” has the meaning set forth in Section 2(a).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Shares” has the meaning set forth in the introductory paragraph of this Agreement.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Emerging Growth Company” has the meaning set forth in Section 2(ff).

“Enforceability Exceptions” has the meaning set forth in Section 2(w).

“Environmental Laws” has the meaning set forth in Section 2(p).

“EU” has the meaning set forth in Section 2(u)(i)(A).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“FINRA” has the meaning set forth in Section 2(l).

“Floor Price” means the minimum price set by the Company in the Issuance Notice below which an Agent shall not sell Shares during the applicable Selling Period, which may be adjusted by the Company at any time during the Selling Period by delivering written notice of such change to such Agent.

“Free Writing Prospectus” has the meaning set forth in Section 4(e).

“HMT” has the meaning set forth in Section 2(u)(i)(A).

“IFRS” has the meaning set forth in Section 2(cc).

“Issuance Amount” means the aggregate Sales Price of the Shares to be sold by an Agent pursuant to any Issuance Notice.

“Issuance Notice” means a written notice delivered to an Agent by the Company in accordance with this Agreement in the form attached hereto as Exhibit A that is executed by its Chief Executive Officer, President or Chief Financial Officer.

“Issuance Notice Date” means any Trading Day during the Agency Period that an Issuance Notice is delivered pursuant to Section 3(b)(i).

“Issuance Price” means the Sales Price less the Selling Commission.

“Investment Company Act” has the meaning set forth in Section 2(o).

“Material Adverse Effect” has the meaning set forth in Section 2(f).

“Material Properties” has the meaning set forth in Section 2(mm)

“Maximum Program Amount” means, subject to the limitation set forth in the introductory paragraph of this Agreement, Common Shares with an aggregate Sales Price of the lesser of (1) $55,000,000 and (2) C$75,000,000 but, in either case, comprising not more than 22,500,000 Common Shares.

“NI 44-101” has the meaning set forth in Section 2(a).

“NI 44-102” has the meaning set forth in Section 2(a).

“OFAC” has the meaning set forth in Section 2(u)(i)(A).

“OSC” means the Ontario Securities Commission.

“Original Registration Statement” has the meaning set forth in Section 2(a).

“Permits” has the meaning set forth in Section 2(mm).

“Person” means an individual or a corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind.

“PFIC” has the meaning set forth in Section 2(ll).

“Principal Market” means the NYSE American or such other national securities exchange on which Common Shares, including any Shares, are then listed.

“Proceedings” has the meaning set forth in Section 2(m).

“Prospectus” has the meaning set forth in Section 2(a).

“Provinces” means British Columbia, Alberta and Ontario.

“Receipt” has the meaning set forth in Section 2(a).

“Registration Statement” has the meaning set forth in Section 2(a).

“Regulation M” has the meaning set forth in Section 2(ss).

“Related Judgment” has the meaning set forth in Section 8(g).

“Related Proceedings” has the meaning set forth in Section 8(g).

“Reports” has the meaning set forth in Section 2(mm).

“Representation Date” has the meaning set forth in the introductory paragraph of Section 2.

“Sales Price” means the actual sale execution price of each Share placed by an Agent pursuant to this Agreement.

“Sanctions” has the meaning set forth in Section 2(u)(i)(A).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Selling Commission” means a minimum of two and one-half percent (2.5%) and up to a maximum of three percent (3.0%) of the gross proceeds of the Shares sold pursuant to this Agreement; any such amount in excess of 2.5% being payable to the Agent at the Company's sole discretion.

“Selling Period” means the period of consecutive Trading Days (as determined by the Company in the Company’s sole discretion and specified in the applicable Issuance Notice) including the Trading Day on which an Issuance Notice is delivered pursuant to Section 3(b)(i), if such notice is delivered prior to 3:00 p.m. (New York City time) and otherwise, following the Trading Day on which an Issuance Notice is delivered pursuant to Section 3(b)(i).

“Settlement Date” means the second Trading Day following each Trading Day during the Selling Period on which Shares are sold pursuant to this Agreement, when the Company shall deliver to the applicable Agent the amount of Shares sold on such Trading Day and such Agent shall deliver to the Company the Issuance Price received on such sales.

“Shares” shall mean the Common Shares issued or issuable pursuant to this Agreement.

“Specified Courts” has the meaning set forth in Section 8(g).

“Testing-the-Waters Communication” has the meaning set forth in Section 2(gg).

“Time of Sale” has the meaning set forth in Section 3(b)(v).

“Time of Sale Information” has the meaning set forth in Section 2(c).

“Trading Day” means any day on which the Principal Market is open for trading.

“Triggering Event Date” has the meaning set forth in Section 4(o).

“TSX” means the Toronto Stock Exchange.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“UNSC” has the meaning set forth in Section 2(u)(A).

“Written Testing-the-Waters Communication” has the meaning set forth in Section 2(gg).

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to, and agrees with, each Agent that as of (1) the date of this Agreement, (2) each Issuance Notice Date, (3) each Settlement Date, (4) each Triggering Event Date and (5) each Time of Sale (each of the times referenced above is referred to herein as a “Representation Date”), except as may be disclosed in the Prospectus (including any documents incorporated by reference therein and any supplements thereto) on or before a Representation Date:

(a)          The Company has prepared and filed a short form base shelf prospectus (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) with the securities commissions or similar regulatory authorities (collectively, the “Canadian Securities Regulators”) in the Provinces in accordance with Canadian Securities Laws. The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”). The Company has obtained from the OSC, as principal regulator of the Company under Canadian Securities Laws, evidence that the OSC has issued, or is deemed to have issued, a receipt under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (a “Receipt”) of each of the Canadian Securities Regulators in respect of the Canadian Base Prospectus. The Company is qualified to distribute the Shares under the Canadian Base Prospectus pursuant to applicable Canadian Securities Laws, including the rules and procedures established pursuant to the Canadian Shelf Procedures.

(b)          The Company has also prepared and filed with the Commission pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators and the Commission a registration statement on Form F-10 (File No. 333-218076) that contains a base prospectus (the “Base Prospectus”). Such registration statement registers the issuance and sale by the Company of certain securities including the Shares under the Securities Act. Such registration statement, including all financial statements, exhibits and schedules thereto and all documents incorporated or deemed to be incorporated therein by reference, as from time to time amended or supplemented, is herein referred to as the “Registration Statement,” and the Base Prospectus, together with any prospectus supplement thereto relating to a particular issuance of the Shares, including all documents incorporated or deemed to be incorporated therein by reference, in each case, as from time to time amended or supplemented, is referred to herein as the “Prospectus,” except that if any revised prospectus is provided to the Agents by the Company for use in connection with the offering of the Shares, the term “Prospectus” shall refer to such revised prospectus from and after the time it is first provided to the Agents for such use. The Registration Statement at the time it originally became effective (July 7, 2017) is herein called the “Original Registration Statement.” As used in this Agreement, the terms “amendment” or “supplement” when applied to the Registration Statement or the Prospectus shall be deemed to include the filing by the Company with the Commission of any document under the Exchange Act after the date hereof that is or is deemed to be incorporated therein by reference

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement or the Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which are or are deemed to be incorporated by reference in or otherwise deemed under the Securities Act to be a part of or included in the Registration Statement or the Prospectus, as the case may be, as of any specified date; and all references in this Agreement to amendments or supplements to the Registration Statement or the Prospectus shall be deemed to mean and include, without limitation, the filing of any document under the Exchange Act which is or is deemed to be incorporated by reference in or otherwise deemed under the Securities Act to be a part of or included in the Registration Statement or the Prospectus, as the case may be, as of any specified date.

At the time the Registration Statement originally became effective under the Securities Act, the Company met the then-applicable requirements for use of Form F-10 under the Securities Act and was eligible for the use of the Canadian Shelf Procedures under Canadian Securities Laws. During the Agency Period, as of the Representation Date, the Company meets the then-applicable requirements for use of Form F-10 under the Securities Act. The Company has filed an appointment of agent for service of process upon the Company on Form F-X with the Commission in conjunction with the filing of such Registration Statement.

(c)          The Registration Statement has become effective under Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with any requests of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Securities Regulator and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Securities Regulator or by the TSX or the Investment Industry Regulatory Organization of Canada; and any request made to the Company on the part of any Canadian Securities Regulator for additional information has been complied with in all material respects. The Canadian Base Prospectus, at the time of filing thereof, complied, and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Prospectus, at the time of filing thereof, did not, and any amendment or supplement thereto and at each Representation Date, will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Prospectus, at the time of filing thereof, constituted, and any amendment or supplement thereto, at the time of filing thereof and at each Representation Date, will constitute, full, true and plain disclosure of all material facts relating to the Common Shares. The Company has a reasonable basis for disclosing all forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations) contained in the Canadian Base Prospectus.

The Registration Statement and any post-effective amendment thereto, at the time it became effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of each Representation Date, the Prospectus and any Free Writing Prospectus considered together (collectively, the “Time of Sale Information”) does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectus, as amended or supplemented, as of its date and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of each Representation Date, no individual Written Testing-the-Waters Communication (as defined below), when considered together with the Prospectus, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the four immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to an Agent furnished to the Company in writing by such Agent expressly for use therein, it being understood and agreed that the only such information furnished by the Agent to the Company consists of the information described in Section 6 below.

(d)          The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the Free Writing Prospectuses, if any, identified in Schedule I hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any Free Writing Prospectus.

(e)          The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, at the time they were filed with the Commission, and any Free Writing Prospectus, complied in all material respects with the requirements of the Exchange Act, as applicable, and, when read together with the other information in the Prospectus, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f)           The Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Information and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a material adverse effect on the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

(g)          Each subsidiary of the Company has been duly incorporated or formed, is validly existing as a corporation or other entity in good standing (to the extent that such concept is recognized or applicable under the laws of their respective jurisdictions of incorporation or organization, as applicable) under the laws of the jurisdiction of its incorporation or organization, has the corporate or other power and authority to own its property and to conduct its business as described in the Time of Sale Information and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect; all of the issued common shares or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except as otherwise disclosed in the Registration Statement or Prospectus.

(h)          This Agreement has been duly authorized, executed and delivered by the Company.

(i)           The authorized capital of the Company conforms as to legal matters to the description thereof contained in the Prospectus. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Company or any of its subsidiaries other than those described in the Prospectus.

(j)           The Common Shares outstanding as of the date hereof have been duly authorized and are validly issued, fully paid and non-assessable.

(k)          The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.

(l)           The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement will not contravene any provision of: (i) the articles or by-laws of the Company, (ii) any agreement or other instrument binding upon the Company or any of its subsidiaries, or (iii) any judgment, order or decree of any governmental body, agency or court having jurisdiction over, or any law applicable to, the Company or any subsidiary, except with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, have a Material Adverse Effect, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the TSX, the Principal Market, the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares or the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(m)         There has not occurred any material adverse change, or any development involving a material adverse change, in the condition, financial or other, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Information.

(n)          There are no legal or governmental investigations, claims, actions, suits or proceedings (“Proceedings”) pending or, to the knowledge of the Company, threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject, including without limitation, Proceedings relating to Environmental Laws (as defined below) (i) other than Proceedings accurately described in all material respects in the Time of Sale Information and Proceedings that would not reasonably be expected to have a Material Adverse Effect on the power or ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Information or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(o)          The Company is not, and immediately upon giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”).

(p)          The Company and its subsidiaries (i) are each in compliance with any and all applicable international, foreign, federal, state and local laws, regulations, requirements, conventions and treaties relating to the protection of human health and safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants, chemicals or contaminants, including petroleum, petroleum products, other hydrocarbons, asbestos or asbestos containing material (“Environmental Laws”), (ii) have each received all permits, licenses, certificates or other approvals required of them under Environmental Laws to conduct their respective businesses and (iii) are each in compliance with all terms and conditions of any such permit, license, certificate or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses, certificates or other approvals or failure to comply with the terms and conditions of such permits, licenses, certificates or approvals would not, singly or in the aggregate, have a Material Adverse Effect.

(q)          There are no costs or liabilities (and there are no events or circumstances known to the Company that would reasonably be expected to result in such costs or liabilities) associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up or remediation of releases, closure of properties or compliance with Environmental Laws or any permit, license, certificate or approval, any related constraints on operating activities and any potential liabilities to third parties whether statutory, contractually or otherwise) which would, singly or in the aggregate, have a Material Adverse Effect.

(r)           Other than as described in the Registration Statement or the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.

(s)          Neither the Company nor any of its subsidiaries, nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Company or of any of its subsidiaries, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Company and its subsidiaries and, to the Company’s knowledge, affiliates have conducted their businesses in compliance with applicable anti-corruption laws, including without limitation the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada), and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(t)           The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including without limitation those of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(u)          (i) Neither the Company nor any of its subsidiaries, nor to the Company’s knowledge, any director, officer, employee, agent, or affiliate of the Company or any of its subsidiaries, is an individual or entity that is, or is owned or controlled by a Person that is:

(A)         the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), the Office of the Superintendent of Financial Institutions (Canada), pursuant to the Special Economic Measures Act (Canada), or other relevant sanctions authority (collectively, “Sanctions”), nor

(B)          located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, the Crimea region, Cuba, Iran, North Korea, Sudan and Syria).

(ii)          The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)         to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)          in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)         Since the later of (i) the Company’s inception and (ii) five years prior to the date of this Agreement, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(v)          Subsequent to the respective dates as of which information is given in each of the Registration Statement and the Prospectus and except as described in the Registration Statement and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding shares, nor declared, paid or otherwise made any dividend or distribution of any kind on its shares other than ordinary and customary dividends; (iii) there has not been any material change in the share capital, short-term debt or long-term debt of the Company and its subsidiaries; and (iv) neither the Company nor any of its subsidiaries has sustained any loss or interference with its respective business from any explosion, flood or other calamity, labor dispute or court or governmental action, order or decree that resulted in a Material Adverse Effect.

(w)         Other than as to the Material Properties (as defined below), the Company and its subsidiaries have good title in fee simple to all real property and good title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Time of Sale Information or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its subsidiaries; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries or as described in the Time of Sale Information, and except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”).

(x)           The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(y)          No material labor dispute with the employees of the Company or any of its subsidiaries exists, except as described in the Time of Sale Information, or, to the knowledge of the Company, is imminent; and to the Company's knowledge, there is no existing, overtly threatened or imminent labor disturbance by the employees of any of its principal suppliers, contractors or customers that would reasonably be expected to have a Material Adverse Effect.

(z)           The Company and each of its subsidiaries are insured by insurers (which term shall include P&I clubs) of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; neither the Company nor any of its subsidiaries is currently required to make any payment, or is aware of any facts which would require the Company or any of its subsidiaries to make any payment, in respect of a call by, or a contribution to, any insurance club; and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as described in the Time of Sale Information.

(aa)        Other than as to "Permits" (as defined below), the Company and its subsidiaries possess all material licenses, certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses as described in the Time of Sale Information, and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, would reasonably be expected to have a Material Adverse Effect, except as described in the Time of Sale Information.

(bb)        The Company has established and maintains disclosure controls and procedures applicable to it under Exchange Act Rules 13a-15(e) and 15d-15(e) and National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings.

(cc)        The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language, if any, included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules applicable thereto. Except as described in the Time of Sale Information, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(dd)        Except as described in the Prospectus, the Company has not sold, issued or distributed any Common Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the Securities Act, other than shares issued pursuant to the Company’s dividend reinvestment plan, employee benefit plans, restricted stock unit plan, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(ee)        The Company and each of its subsidiaries have filed all federal, state, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof (except where the failure to file would not, individually or in the aggregate, have a Material Adverse Effect), and such returns were accurate in all material respects, and have paid all taxes required to be paid thereon (except for cases in which the failure to file or pay would not have a Material Adverse Effect, or, except as currently being contested in good faith and for which reserves required by IFRS have been created in the financial statements of the Company), and no tax deficiency has been assessed against the Company or any of its subsidiaries which has had (nor does the Company nor any of its subsidiaries have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its subsidiaries and which could reasonably be expected to have) a Material Adverse Effect.

(ff)          From the time of initial filing of the Registration Statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(gg)        The Company (i) has not alone engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications with the consent of each Agent with entities that are qualified institutional buyers within the meaning of Rule 144A under the Securities Act or institutions that are accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and (ii) has not authorized anyone to engage in Testing-the-Waters Communications other than the Agents. “Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) of the Securities Act. The Company has not distributed any Written Testing-the-Waters Communications. “Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the Securities Act. The Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) to any potential investors in the Shares.

(hh)        [INTENTIONALLY OMITTED]

(ii)          The statements in the Prospectus under the headings “Description of Securities,” “Description of Common Shares” and “Material Tax Considerations,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate summaries of such legal matters, agreements, documents or proceedings in all material respects.

(jj)          Except as provided in the credit and loan agreements and/or limited by the Canada Business Corporations Act or other governing statute applicable to a subsidiary, in each case as described in the Registration Statement and the Prospectus, no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s share capital or other equity interests, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Time of Sale Information. Except as described in the Registration Statement and the Prospectus, all dividends and other distributions declared and payable on the shares of the Company may under the current laws and regulations of Canada, be paid in United States dollars and may, subject to withholding tax which must be calculated and remitted in Canadian dollars, be freely transferred out of Canada, without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in, Canada, except in the case of a distribution upon the winding up of the Company, in which case the Company must obtain a clearance certificate from the Canada Revenue Agency pursuant to Subsection 159(2) of the Income Tax Act (Canada).

(kk)        Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Canada.

(ll)          The Company believes that it was not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its most recent taxable year, believes that it will not be a PFIC for its current taxable year and, based on the Company’s current operations and future projections, does not expect to be classified as a PFIC for any subsequent taxable year.

(mm)      The Yauricocha Mine, the Bolivar Mine, and the Cusi Mine, as described in the Registration Statement and the Prospectus (collectively, the “Material Properties”) are the only resource properties currently material to the Company in which the Company or its subsidiaries have an interest; the Company, directly or through its subsidiaries, holds either freehold title, mining leases, mining concessions, mining claims, exploration permits, prospecting permits or participant interests or other conventional property or proprietary interests or rights, recognized in the respective jurisdictions in which the Material Properties are located, in respect of the ore bodies and minerals located on the Material Properties in which the Company has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company to explore for and exploit the minerals relating thereto; all leases or claims and Permits (as defined below) relating to the Material Properties in which the Company has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; except as disclosed in the Registration Statement and the Prospectus, the Company has all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property in which the Company has an interest granting the Company the right and ability to explore for and exploit minerals, ore and metals for development and production purposes as are appropriate in view of the rights and interest therein of the Company, with only such exceptions as do not materially interfere with the current use made by the Company of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Company; except as disclosed in the Prospectus, the Company does not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, except where such fee or payment would not have a Material Adverse Effect, either individually or in the aggregate;

(i)          the Company has identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are or will be required for the exploration, development and eventual or actual operation of the Material Properties, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals; and, except as disclosed in the Registration Statement and the Prospectus, the appropriate Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the applicable subsidiary; and, except as disclosed in the Registration Statement and the Prospectus, neither the Company nor the applicable subsidiary know of any issue or reason why the Permits should not be approved and obtained in the ordinary course;

(ii)         all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company and the applicable subsidiary in order to maintain their respective interests therein (or the payment of fees in lieu of such work), if any, have been performed (and/or paid) to date and, except as disclosed in the Registration Statement and Prospectus, the Company and the applicable subsidiary have complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with regard to legal, contractual obligations to third parties in this regard except in respect of mining claims and mining rights that the Company and the applicable subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mining claims and mining rights are in good standing in all respects as of the date of this Agreement;

(iii)        except as disclosed in the Registration Statement and the Prospectus, all mining operations on the properties of the Company and its subsidiaries (including, without limitation, the Material Properties) have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with;

(iv)        except as disclosed in the Registration Statement and the Prospectus, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or its subsidiaries except for ongoing assessments conducted by or on behalf of the Company and its subsidiaries in the ordinary course;

(v)         the Company made available to the respective authors thereof prior to the issuance of each of the applicable technical reports relating to the Material Properties which are incorporated by reference into the Prospectus and the Registration Statement (the “Reports”), for the purpose of preparing the Reports, as applicable, all information requested by such authors, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available; and

(vi)        the Reports complied in all material respects with the requirements of NI 43-101– Standards of Disclosure for Mineral Projects (“NI 43-101”) as at the date of each such Report.

(nn)        The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(oo)        All scientific and technical information related to the mineral resources and reserves of the Company and its subsidiaries included in the Registration Statement and the Prospectus, (i) was and is accurate in all material respects, (ii) complies in all material respects with the requirements of Canadian Securities Laws (including without limitation NI 43-101), (iii) is based upon information prepared, reviewed and/or verified by or under the supervision of a "qualified person" (as such term is defined in NI 43-101), (iv) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43-101 and (v) when read together with the other information in the Registration Statement and the Prospectus, as applicable, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has no reason to believe that as of the dates of the Registration Statement and the Prospectus, such proven and probable mineral reserves have materially declined or decreased since the dates of the Reports. Nothing in this Section 2(ll) shall be deemed to modify the information in the Prospectus under the caption “Cautionary Note to United States Investors Concerning Mineral Reserve and Resource Estimates.”

(pp)        Neither the Company nor any of its subsidiaries has issued any securities that have been accorded a rating by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(qq)        No stamp, documentary, issuance, registration, sales, transfer, withholding or other taxes or duties are payable by or on behalf of the Agents, the Company or any of its subsidiaries in Canada or any jurisdiction in which the Company is organized or tax resident or to any political sub-division or taxing authority thereof or therein in connection with the execution, delivery or performance of this Agreement or the sale and delivery of the Shares by the Company.

(rr)          The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the NYSE American, the TSX and the Bolsa de Valores de Lima (the "BVL"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the NYSE American, the TSX or the BVL, nor has the Company received any notification that the Commission, the NYSE American, the TSX or the BVL is contemplating terminating such registration or listing.

(ss)        The Company has not taken, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other “reference security” (as defined in Rule 100 of Regulation M under the 1934 Act (“Regulation M”)) whether to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(tt)          There are no business relationships or related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the Prospectus which have not been described as required.

(uu)        Except as otherwise disclosed in the Prospectus, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(vv)        All of the information provided to the Agents or to counsel for the Agents by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Rules 5110, 5121 or 5190 is true, complete and correct. Neither the Company nor any of its Affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or is a person associated with any member firm of FINRA.

Any certificate signed by any officer or representative of the Company or any of its subsidiaries and delivered to the Agents or counsel for the Agents in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agents and, for purposes of the opinions and negative assurances letters to be delivered pursuant to Section 4(p) and Section 5(b)(ii) hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 3. ISSUANCE AND SALE OF COMMON SHARES

(a)          Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may from time to time seek to sell Shares through an Agent, acting as sales agent, or, directly to an Agent, acting as principal, as may be mutually agreed upon by and between the Company and such Agent, with an aggregate Sales Price of up to the Maximum Program Amount, based on and in accordance with Issuance Notices as the Company may deliver, during the Agency Period.

(b)          Mechanics of Issuances.

(i)          Issuance Notice. Upon the terms and subject to the conditions set forth herein, on any Trading Day during the Agency Period on which the conditions set forth in Section 5 shall have been satisfied and the Company wishes to issue and sell Shares hereunder, the Company may deliver to an Agent an Issuance Notice describing the proposed issuance and sale of Shares to be made solely on a securities exchange or other trading market in the United States; provided, however, that (A) in no event may the Company deliver an Issuance Notice to the extent that the sum of (x) the aggregate Sales Price of the requested Issuance Amount, plus (y) the aggregate Sales Price of all Shares issued under all previous Issuance Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Issuance Notice, the Selling Period for any previous Issuance Notice shall have expired or been terminated. An Issuance Notice shall be considered delivered on the Trading Day that it is received by e-mail to the persons so identified in writing by the applicable Agent and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, such Agent may modify the list of such persons from time to time.

(ii)         Agent Efforts. Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of an Issuance Notice, the applicable Agent will use its commercially reasonable efforts consistent with its normal sales and trading practices and at all times in material compliance with applicable law to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in, the Issuance Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement. For the avoidance of doubt, the parties to this Agreement may modify an Issuance Notice at any time provided they both agree in writing to any such modification.

(iii)        Method of Offer and Sale. The Company and each Agent agree that the Shares may be offered and sold (A) with the prior authorization of the Company and, if required, the TSX, in privately negotiated transactions, (B) as block transactions or (C) by any other method or payment permitted by law and described in the Prospectus deemed to be an “at the market” offering under NI 44-102, including sales made directly on the Principal Market or sales made to or through a market maker or through an electronic communications network. During the term of this Agreement, notwithstanding anything to the contrary herein, each Agent agrees that in no event will it or any of its affiliates sell Shares on the TSX or to any person it knows to be a Canadian resident.

(iv)        Confirmation to the Company. If acting as sales agent hereunder, the applicable Agent will provide written confirmation to the Company no later than the opening of the Trading Day following the next Trading Day on which it has placed Shares hereunder setting forth the number of shares sold on such Trading Day, the corresponding Sales Price and the Issuance Price payable to the Company in respect thereof.

(v)         Settlement. Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 5, on each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares sold through the applicable Agent for settlement on such date against payment of the Issuance Price from the sale of such Shares. Settlement of all such Shares shall be effected by crediting such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, to the applicable Agent or its designee’s account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System, or by such other means of delivery as may be mutually agreed upon by the parties hereto, against such Agent’s payment, by wire transfer of immediately available funds, of the related Issuance Price in same day funds delivered to an account or accounts designated by the Company prior to the Settlement Date. The Company may, as may be mutually agreed between the Company and the applicable Agent, sell Shares to the applicable Agent as principal at a price agreed upon at each relevant time Shares are sold in such manner pursuant to this Agreement (each, a “Time of Sale”).

(vi)        Suspension or Termination of Sales. Consistent with standard market settlement practices, the Company or the applicable Agent may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the Selling Period shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair either party’s obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the applicable Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 3(b)(v) with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold such Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, the applicable Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by subsection (v) above, and may use the Shares solely to settle or close out such borrowings. The Company agrees that no such notice shall be effective against the applicable Agent unless it is made to the persons identified in writing by the Agent pursuant to Section 3(b)(i).

(vii)       No Guarantee of Placement, Etc. The Company acknowledges and agrees that (A) there is no assurance that the applicable Agent will be successful in placing Shares and (B) such Agent will incur no liability or obligation to the Company or any other Person if it does not sell Shares other than a failure by such Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell Shares as required by this Agreement, and (C) the applicable Agent shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the applicable Agent and the Company.

(viii)      Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Company and the Agents agree that the Company shall not deliver any Issuance Notice to any Agent, and no Agent shall be obligated to place any Shares, during any period in which the Company is, or could be deemed to be, in possession of material non-public information.

(c)          Fees. As compensation for services rendered, the Company shall pay to the applicable Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount (including with respect to any suspended or terminated sale pursuant to Section 3(b)(vi)) by the applicable Agent deducting the Selling Commission from the applicable Issuance Amount.

(d)          Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs), (ii) all fees and expenses of the registrar and transfer agent of the Shares, (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares, (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectus, any Free Writing Prospectus (as defined below) prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement, (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or any Agent in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or Blue Sky laws or the Canadian Securities Laws, and, if requested by any Agent, preparing and printing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Agents of such qualifications, registrations, determinations and exemptions, (vii) the filing fees incident to, and the reasonable fees and expenses of counsel for the Agents in connection with, FINRA review, if any, and approval of each Agent’s participation in the offering and distribution of the Shares, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, reasonable fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, reasonable travel and lodging expenses of the representatives, employees and officers of the Company and of the Agents and any such consultants, (ix) the fees and expenses associated with listing the Shares on the Principal Market, the TSX and, if applicable, the BVL, and (x) if Shares having aggregate gross proceeds of $5,000,000 or more have not been offered and sold under this Agreement by January 31, 2018 (or such earlier date at which the Company terminates this Agreement), the Company shall reimburse Agents for their reasonable out-of-pocket expenses, including the reasonable fees and disbursements of the outside counsel for the Agents incurred by them in connection with the transactions contemplated by this Agreement. The amount of expenses reimbursable shall be calculated by multiplying a fraction, the numerator of which is $5,000,000 less the aggregate gross proceeds from the sale of the Shares sold on or before January 31, 2018 (or such earlier date at which the Company terminates the Agreement), and the denominator of which is $5,000,000, times the total amount of out-of-pocket expenses (less any amount reimbursed under Section 3(d)(vii) above); provided, however, that in no event shall the Company’s reimbursement obligations pursuant to this Section 3(d)(x) exceed $100,000.

Section 4. ADDITIONAL COVENANTS

The Company covenants and agrees with the Agents as follows, in addition to any other covenants and agreements made elsewhere in this Agreement:

(a)          Exchange Act Compliance. During the Agency Period, the Company shall (i) file all reports required to be filed by the Company with the applicable Canadian Securities Regulators and the TSX to comply with Canadian Securities Laws and TSX requirements, (ii) file with the Commission all reports and documents required to be filed under Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act, iii) file, and incorporate by reference into the Registration Statement, Reports on Form 6-K setting forth the financial statements and related notes and schedules thereto required under IFRS consistently applied promptly following the filing thereof on SEDAR and (iv) include in such reports on Form 6-K containing quarterly financial information and its annual reports on Form 40-F in respect of any such period in which sales of Shares were made by or through any Agent under this Agreement, a summary detailing, for the relevant reporting period, (1) the number of Shares sold through such Agent pursuant to this Agreement and (2) the net proceeds received by the Company from such sales.

(b)          Securities Act Compliance. After the date of this Agreement, the Company shall promptly advise the Agents in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or applicable Canadian Securities Regulators, (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement, or any amendment or supplement to the Prospectus, or any Free Writing Prospectus, (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective and (iv) of the issuance by the Commission or applicable Canadian Securities Regulators of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any amendment or supplement to the Prospectus or of any order preventing or suspending the use of any Free Writing Prospectus or the Prospectus, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which it is listed for trading or included or designated for quotation (other than the BVL), or of the threatening or initiation of any proceedings for any of such purposes. If the Commission or applicable Canadian Securities Regulators shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with the provisions of Rule 433 under the Securities Act (insofar as applicable to the sale of the Shares by virtue of Rule 164 under the Securities Act) and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 433 were received in a timely manner by the Commission.

(c)          Amendments and Supplements to the Prospectus and Other Securities Act Matters. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus so that the Prospectus does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, when the Prospectus is delivered to a purchaser, not misleading, or if in the reasonable opinion of any Agent or counsel for the Agents it is otherwise necessary to amend or supplement the Prospectus to comply with applicable law, including the Securities Act, the Company agrees (subject to Section 4(b) and Section 4(d)) to promptly prepare, file with the Commission and applicable Canadian Securities Regulators and furnish at its own expense to the Agents, amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, when the Prospectus is delivered to a purchaser, not misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law including the Securities Act. Neither an Agent’s consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 4(b) and Section 4(d).

(d)          Agent’s Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement or the Prospectus (excluding any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to each Agent for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement to which any Agent reasonably objects.

(e)          Use of Free Writing Prospectus. Neither the Company nor any Agent has prepared, used, referred to or distributed, or will prepare, use, refer to or distribute, without the other party’s prior written consent, any “written communication” that constitutes a “free writing prospectus” as such terms are defined in Rule 405 under the Securities Act with respect to the offering contemplated by this Agreement (any such free writing prospectus being referred to herein as a “Free Writing Prospectus”).

(f)           Free Writing Prospectuses. The Company shall furnish to each Agent for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed Free Writing Prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed Free Writing Prospectus or any amendment or supplement thereto without each Agent’s consent. The Company shall furnish to each Agent, without charge, as many copies of any Free Writing Prospectus prepared by or on behalf of, or used by the Company, as each such Agent may reasonably request. If at any time when a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares (but in any event if at any time through and including the date of this Agreement) there occurred or occurs an event or development as a result of which any Free Writing Prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such Free Writing Prospectus to eliminate or correct such conflict or so that the statements in such Free Writing Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such Free Writing Prospectus, the Company shall furnish to each Agent for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented Free Writing Prospectus and the Company shall not file, use or refer to any such amended or supplemented Free Writing Prospectus without the applicable Agent’s consent.

(g)          Filing of Agent Free Writing Prospectuses. The Company shall not take any action that would result in any Agent or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act (insofar as made applicable pursuant to Rule 164 under the Securities Act) a Free Writing Prospectus prepared by or on behalf of any Agent that such Agent otherwise would not have been required to file thereunder.

(h)          Copies of Registration Statement and Prospectus. After the date of this Agreement through the last time that a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares, the Company agrees to furnish each Agent with copies (which may be electronic copies) of the Registration Statement and each amendment thereto, and with copies of the Prospectus and each amendment or supplement thereto in the form in which it is filed with the Commission pursuant to the Securities Act in such quantities as such Agent may reasonably request from time to time; and, if the delivery of a prospectus is required under the Securities Act or under the blue sky or securities laws of any jurisdiction at any time on or prior to the applicable Settlement Date for any Selling Period in connection with the offering or sale of the Shares and if at such time any event has occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it is necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Securities Act or the Exchange Act, to notify each Agent and to request that each Agent suspend offers to sell Shares (and, if so notified, such Agent shall cease such offers as soon as practicable); and if the Company decides to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, to advise each Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period any Agent is required to deliver a prospectus in respect of transactions in the Shares, the Company shall promptly prepare and file with the Commission such an amendment or supplement.

(i)           Blue Sky Compliance. The Company shall cooperate with each Agent and counsel for the Agents to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws of those jurisdictions designated by each Agent, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise each Agent promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its commercially reasonable efforts to obtain the withdrawal thereof at the earliest possible moment.

(j)           Earnings Statement. As soon as practicable, the Company will make generally available to its security holders and to each Agent an earnings statement (which need not be audited) covering a period of at least twelve months which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(k)          Listing. The Company will use its commercially reasonable efforts to cause the Shares to be listed for trading on the NYSE American and the TSX and to maintain such listing.

(l)           Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(m)         Due Diligence. During the term of this Agreement, the Company will reasonably cooperate with any reasonable due diligence review conducted by each Agent in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during normal business hours and at the Company’s principal offices, as such Agent may reasonably request from time to time.

(n)          Representations and Warranties. The Company acknowledges that each delivery of an Issuance Notice shall be deemed to be (i) an affirmation to each Agent that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Issuance Notice as though made at and as of each such date, except as may be disclosed in the Prospectus (including any documents incorporated by reference therein and any supplements thereto), and (ii) an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such Issuance Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(o)          Deliverables at Triggering Event Dates; Certificates. The Company agrees that on or prior to the date of the first Issuance Notice and, during the term of this Agreement after the date of the first Issuance Notice, upon:

(i)          the filing of the Prospectus or the amendment or supplement of any Registration Statement or Prospectus (other than a prospectus supplement relating solely to an offering of securities other than the Shares or a prospectus filed pursuant to Section 4(a)(iii)(B)), by means of a post-effective amendment, sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or Prospectus;

(ii)         the filing with the Commission of an annual report on Form 40-F or a report on Form 6-K containing the quarterly consolidated financial information of the Company which is incorporated by reference into the Registration Statement (including any Form 40-F/A or Form 6-K containing amended financial information or a material amendment to the previously filed annual report on Form 40-F or report on Form 6-K incorporated by reference into the Registration Statement), in each case, of the Company; or

(iii)        the filing with the Commission of any other report on Form 6-K of the Company containing financial information incorporated by reference into the Registration Statement that is material to the offering of Shares in the Agent’s reasonable discretion;

(any such event, a “Triggering Event Date”), the Company shall furnish each Agent with a certificate as of the Triggering Event Date, in the form and substance satisfactory to each Agent and its counsel, substantially similar to the form previously provided to each Agent and its counsel, modified, as necessary, to relate to the Registration Statement and the Prospectus as amended or supplemented, (A) confirming that the representations and warranties of the Company are true and correct, (B) that the Company has performed all of its obligations hereunder to be performed on or prior to the date of such certificate and as to the matters set forth in Section 5(a)(i)-(iii) hereof, and (C) containing any other certification that any Agent shall reasonably request. The requirement to provide a certificate under this Section 4(o) shall be waived for any Triggering Event Date occurring at a time when no Issuance Notice is pending or a suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Shares hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Triggering Event Date when a suspension was in effect and did not provide the applicable Agent with a certificate under this Section 4(o), then before the Company delivers the instructions for the sale of Shares or such Agent sells any Shares pursuant to such instructions, the Company shall provide such Agent with a certificate in conformity with this Section 4(o) dated as of the date that the instructions for the sale of Shares are issued.

(p)          Legal Opinions. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause to be delivered a negative assurances letter and the written legal opinion of Baker & McKenzie LLP (New York office), United States counsel to the Company, the written legal opinion of Baker & McKenzie LLP, an Ontario limited liability partnership, Canadian counsel to the Company, the written legal opinion of SG Abogados, Mexican counsel to the Company, and the written legal opinion of Payet, Rey, Cuavi, Perez Abogados, Peruvian counsel to the Company, each dated the date of delivery, in form and substance reasonably satisfactory to each Agent and its counsel, substantially similar to the form previously provided to each Agent and its counsel, modified, as necessary, to relate to the Registration Statement and the Prospectus as then amended or supplemented. In lieu of such negative assurances letter and opinions, in the discretion of the Agents, the Company may furnish a reliance letter from such counsel to the Agents, permitting the Agents to rely on a previously delivered negative assurances letter and opinion, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior negative assurances letter and opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented as of such Triggering Event Date). Notwithstanding the foregoing, the Company shall be required to furnish such negative assurances letter and opinions, or reliance letters in lieu thereof, no more than once per calendar quarter.

(q)          Comfort Letter. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause PricewaterhouseCoopers LLP, the independent registered public accounting firm who has audited the financial statements included or incorporated by reference in the Registration Statement, to furnish the Agents a comfort letter, dated the date of delivery, in form and substance reasonably satisfactory to each Agent and its counsel, substantially similar to the form previously provided to the Agents and their counsel; provided, however, that any such comfort letter will only be required on the Triggering Event Date specified to the extent that the filing by the Company with the Commission that gives rise to the Triggering Event Date contains financial statements filed with the Commission under the Exchange Act and incorporated or deemed to be incorporated by reference into a Prospectus. If requested by any Agent, the Company shall also cause a comfort letter to be furnished to the Agents within ten (10) Trading Days of the date of occurrence of any material transaction or event requiring the filing of a report on Form 6-K containing material amended financial information of the Company, including the restatement of the Company’s financial statements. The Company shall be required to furnish no more than one comfort letter hereunder per calendar quarter.

(r)           Secretary’s Certificate. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date, the Company shall furnish the Agents a certificate executed by the Secretary of the Company, signing in such capacity, dated the Applicable Time (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each Person who executed this Agreement for or on behalf of the Company, and (iii) containing any other certification that the Agents shall reasonably request.

(s)          Agent’s Own Account; Clients’ Account. The Company consents to each Agent trading, in compliance with applicable law, in the Common Shares for the Agent’s own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(t)           Investment Limitation. The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would cause the Company to be an "investment company" as defined in the Investment Company Act.

(u)          Market Activities. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M; provided, however, that the Company may bid for and purchase Common Shares in accordance with Rule 10b-18 under the Exchange Act, to the extent available.

(v)          Notice of Other Sale. Without five Trading Days’ advance written notice to each Agent, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares (other than Shares hereunder), warrants or any rights to purchase or acquire Common Shares, during the period beginning on the fifth Trading Day immediately prior to the date on which any Issuance Notice is delivered to any Agent hereunder and ending on the fifth Trading Day immediately following a Settlement Date with respect to Shares sold pursuant to such Issuance Notice; provided, however, that such restriction shall not apply to the Company’s (i) issuance or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any employee or director share option, incentive or benefit plan, share purchase or ownership plan, long-term incentive plan, restricted stock unit awards, dividend reinvestment plan, inducement award under NYSE American rules or other compensation plan of the Company or its subsidiaries, as in effect on the date of this Agreement, (ii) issuance or sale of Common Shares issuable upon exchange, conversion or redemption of securities or the exercise or vesting of warrants, options or other equity awards outstanding at the date of this Agreement, (iii) issuance or sale of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures or strategic alliances occurring after the date of this Agreement which are not used for capital raising purposes and (iv) modification of any outstanding options, warrants of any rights to purchase or acquire Common Shares.

Section 5. CONDITIONS TO DELIVERY OF ISSUANCE NOTICES AND TO SETTLEMENT

(a)          Conditions Precedent to the Delivery of an Issuance Notice and the Obligation of any Agent to Sell Shares During the Selling Period(s). The Company may not deliver an Issuance Notice hereunder, and no Agent will be obligated to use its commercially reasonable efforts to place Shares during the applicable Selling Period unless, on the date of the delivery of the Issuance Notice and on each Trading Day during the Selling Period, as applicable, of each of the following conditions is satisfied:

(i)          Accuracy of the Company’s Representations and Warranties; Performance by the Company. The Company shall have delivered the certificate required to be delivered pursuant to Section 4(o) on or before the date on which delivery of such certificate is required pursuant to Section 4(o). The Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such date.

(ii)         No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(iii)        Material Adverse Effect. Except as disclosed in the Prospectus, (A) in the judgment of the Agent to whom the relevant Issuance Notice has been delivered there shall not have occurred any Material Adverse Effect; and (B) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” as such term is defined for purposes of Rule 3(a)(62) under the Exchange Act.

(iv)        No Suspension of Trading in or Delisting of Common Shares; Other Events. The trading of the Common Shares (including without limitation the Shares) shall not have been suspended by the Commission, the Principal Market or FINRA and the Common Shares (including without limitation the Shares) shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market.

(v)         No Misstatement or Material Omission. The applicable Agent shall not have advised the Company that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in such Agent’s reasonable opinion is material, or omits to state a fact that in such Agent’s reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(b)          Documents Required to be Delivered on each Issuance Notice Date. The applicable Agent’s obligation to use its commercially reasonable efforts to place Shares hereunder shall additionally be conditioned upon the following:

(i)          Certificates. The delivery to such Agent on or before the Issuance Notice Date of a certificate in form and substance reasonably satisfactory to such Agent, executed by the Chief Executive Officer, President or Chief Financial Officer of the Company, to the effect that all conditions to the delivery of such Issuance Notice shall have been satisfied as at the date of such certificate (which certificate shall not be required if a statement to such effect shall be set forth in the Issuance Notice).

(ii)         Opinion of Agents’ Counsel. Upon the dates on which the delivery of the negative assurances letter and legal opinions are delivered pursuant to Section 4(p), the Agents shall have received, unless the requirement is waived in writing by the Agent, a negative assurances letter and written legal opinion of Morgan, Lewis & Bockius LLP, counsel for the Agents, dated such date, in form and substance reasonably satisfactory to the Agents, or, in the discretion of the Agents, a reliance letter from such counsel to the Agents, permitting the Agents to rely on a previously delivered negative assurances letter and opinion, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior negative assurances letter and opinion shall be deemed to relate to the Registration Statement, the Prospectus or any Free Writing Prospectus, in each case as amended or supplemented as of such Triggering Event Date).

Section 6. INDEMNIFICATION AND CONTRIBUTION

(a)          Indemnification of each Agent. The Company agrees to indemnify and hold harmless each Agent, its officers and employees, and each person, if any, who controls such Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which such Agent or such officer, employee or controlling person may become subject, under the Securities Act, the Exchange Act, other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by such Agent in connection with, or relating in any manner to, the Common Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above, and to reimburse such Agent and each such officer, employee and controlling person for any and all expenses (including the reasonable fees and disbursements of counsel chosen by such Agent) as such expenses are reasonably incurred by such Agent or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by such Agent expressly for use in the Registration Statement, any such Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by any Agent to the Company consists of the information contained in the second and third sentences of the section of the Prospectus Supplement under the heading “Plan of Distribution”, and provided further that the Company shall not be liable under clause (iii) above to the extent that a court of competent jurisdiction shall have determined by a final judgment that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by such Agent through its fraud, gross negligence or willful misconduct. The indemnity agreement set forth in this Section 6(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)          Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof; provided, that the failure to notify the indemnifying party will not relieve the indemnifying party (i) from any liability which it may have to any indemnified party under the preceding paragraph of this Section 6, except to the extent that the indemnifying party has been materially prejudiced by such failure, or (ii) from any liability that it may have to the indemnified person other than under the preceding paragraph of this Section 6 (including for contribution). In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the applicable Agent(s) (in the case of counsel for the indemnified parties referred to in Section 6(a) above), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the foregoing fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(c)          Settlements. The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6(b) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and of notice in writing of the terms of such settlement and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

(d)          Contribution. If the indemnification provided for in this Section 6 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the applicable Agent, on the other hand, from the offering of the Shares pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the applicable Agent, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the applicable Agent, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the aggregate Issuance Price of the Shares (before deducting expenses) received by the Company bear to the total commissions received by the applicable Agent. The relative fault of the Company, on the one hand, and the applicable Agent, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the applicable Agent, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(b), any reasonable legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 6(b) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 6(d); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 6(b) for purposes of indemnification.

The Company and each Agent agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d).

Notwithstanding the provisions of this Section 6(d), no Agent shall be required to contribute any amount in excess of the agent fees received by such Agent in connection with the offering contemplated hereby. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6(d), each officer and employee of each Agent and each person, if any, who controls such Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as such Agent, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 7. TERMINATION & SURVIVAL

(a)          Term. Subject to the provisions of this Section 7, the term of this Agreement shall continue from the date of this Agreement until the end of the Agency Period, unless earlier terminated by the parties to this Agreement pursuant to this Section 7.

(b)          Termination; Survival Following Termination. The Company and, solely with respect to itself and its rights and obligations hereunder, any Agent, may terminate this Agreement prior to the end of the Agency Period, by giving written notice as required by this Agreement, upon five Trading Day’s notice to the other parties; provided that, (A) if the Company terminates this Agreement after the applicable Agent confirms to the Company any sale of Shares, the Company shall remain obligated to comply with Section 3(b)(v) with respect to such Shares and (B) Section 2, Section 3(d), Section 6, Section 7 and Section 8 shall survive termination of this Agreement. The termination of this Agreement by any Agent shall not affect the rights and obligations or continued effectiveness of this Agreement with respect to any other Agent. If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement.

(c)          In addition to the survival provision of Section 7(b), the respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of each Agent set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of such Agent or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

Section 8. MISCELLANEOUS

(a)          Press Releases and Disclosure. The Company may issue a press release describing the material terms of the transactions contemplated hereby as soon as practicable following the date of this Agreement, and may file (i) with the applicable Canadian securities regulatory authorities a material change report together with a copy of this Agreement, and (ii) with the Commission a Report on Form 6-K, with this Agreement attached as an exhibit thereto, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agents prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation, any disclosure required in reports filed with the Commission pursuant to the Exchange Act) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of applicable law or stock exchange rules. If any such press release or like public statement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

(b)          No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the transactions contemplated by this Agreement, including the determination of any fees, are arm’s-length commercial transactions between the Company and each Agent, (ii) when acting as a principal under this Agreement, each Agent is and has been acting solely as a principal is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (iii) no Agent has assumed nor will assume an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) and the Agent does not have any obligation to the Company with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement, (iv) each Agent and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) no Agent has provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(c)          Research Analyst Independence. The Company acknowledges that each Agent’s research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such each Agent’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions. The Company understands that each Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d)          Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered, telecopied or emailed and confirmed to the parties hereto as follows:

If to the Agents:

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Attention: General Counsel

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

Scotia Capital (USA) Inc.

250 Vesey Street, 24th Floor

New York, New York 10281

Noble Capital Markets, Inc.

733 3rd Avenue, 16th Floor

New York, New York 10017

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Facsimile: (212) 309-6001
Email: finnbarr.murphy@morganlewis.com

Attention: Finn Murphy, Esq.

If to the Company:

Sierra Metals Inc.

79 Wellington Street, West

Suite 2100

Toronto, Ontario

MSK 1H1

Canada

Facsimile: (800) 898-0646

Email: Igonzales@sierrametals.com

Attention: Igor Gonzales, President and Chief Executive Officer

and to:

Baker & McKenzie LLP

Brookfield Place

Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario M5J 2T3

Canada
Facsimile: (416) 863-6275

Email: Kevin.rooney@bakermckenzie.com

Attention: Kevin Rooney, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

Facsimile: (212) 310-1647

Email: Thomas.Rice@bakermckenzie.com

Attention: Thomas J. Rice, Esq.

Any party hereto may change the address for receipt of communications by giving written notice to the others in accordance with this Section 8(d).

(e)          Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 6, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from the Agent merely by reason of such purchase.

(f)           Partial Unenforceability. The invalidity or unenforceability of any Article, Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Article, Section, paragraph or provision hereof. If any Article, Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(g)          Governing Law Provisions. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

(h)          TMX Group. Scotia Capital Inc. owns or controls an equity interest in the TMX Group Limited (TMX) and has a nominee director serving on its board.  As such, Scotia Capital Inc. may be considered to have an economic interest in the listing of securities on an exchange owned or operated by TMX, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange (each, an “Exchange”).  No person or company is required to obtain products or services from TMX or its affiliates as a condition of Scotia Capital Inc. supplying or continuing to supply a product or service.  Scotia Capital Inc. does not require the Company to list securities on any of the Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services.

(i)           General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Immediately Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms

Very truly yours,

SIERRA METALS INC.

By:	/s/ Ed Guimaraes
Name:	Ed Guimaraes
Title:	Chief Financial Officer

The foregoing Agreement is hereby confirmed and accepted by each Agent in New York, New York as of the date first above written.

JEFFERIES LLC

By:	/s/ John Haynor
Name:	John Haynor
Title:	Managing Director

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	COO

SCOTIA CAPITAL (USA) INC.

By:	/s/ Josh Weismer
Name:	Josh Weismer
Title:	Managing Director

NOBLE CAPITAL MARKETS

By:	/s/ Richard H. Giles
Name:	Richard H. Giles
Title:	Managing Director

Signature Page to Open Market Sale Agreement

EXHIBIT A

ISSUANCE NOTICE

[Date]

[Name and Address of Applicable Agent]

Attn: [__________]

Reference is made to the Open Market Sale Agreement between Sierra Metals Inc. (the “Company”) and [Name of Applicable Agent] (the “Agent”) and the other Agents party thereto dated as of October 10, 2017. The Company confirms that all conditions to the delivery of this Issuance Notice are satisfied as of the date hereof.

Date of Delivery of Issuance Notice (determined pursuant to Section 3(b)(i)):

Issuance Amount (equal to the total Sales Price for such Shares):

$

Number of Days in Selling Period:

First Date of Selling Period:

Last Date of Selling Period:

Settlement Date(s) if other than standard T+2 settlement:

Floor Price Limitation: $ ____ per share

Comments:

SIERRA METALS INC.

By:
Name:
Title:

A-1

Schedule I

Free Writing Prospectuses

[None]

B-2